June 24, 2020

VIA EDGAR

Mr. Kevin Dougherty

Office of Energy and Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fusion Acquisition Corp.
Registration Statement on Form S-1
Filed June 8, 2020, as amended
File No. 333-239023

Dear Mr. Dougherty:

On June 23, 2020, the undersigned, as the representative of the several underwriters, joined in the request of Fusion Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on Thursday, June 25, 2020, or as soon as thereafter practicable. We hereby withdraw our request until further notice.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As representative of the several underwriters,

CANTOR FITZGERALD & CO.

By:	/s/ Bala Murty
Name:	Bala Murty
Title:	Chief Operating Officer, Investment Banking